CONTACTS:

                                                         Jerome T. Fadden
                                                         (203) 622-5492

                                                         Celia R. Brown
                                                         (203) 622-5345

                                                         FOR IMMEDIATE RELEASE


                                  NAC RE CORP.
                     BOARD INCREASES QUARTERLY DIVIDEND AND
                     UPDATES STOCKHOLDER RIGHTS PROTECTIONS


                  Greenwich, CT, June 10, 1998 -- NAC Re Corp. (NYS- E-NRC) announced today that its Board of Directors has declared a $.09 per share dividend, which reflects a 20% increase in the regular quarterly dividend. The cash dividend is payable on July 8, 1998 to holders of record at the close of business on June 24, 1998.

                  The Board also adopted a new Stockholder Rights Plan designed to protect Company stockholders in the event of takeover activity that would deny them the full value of their investment. The newly adopted Plan replaces a stockholder rights plan adopted in June 1988 which is scheduled to expire on June 21, 1998.

                  Terms of the Plan provide for a dividend distribution of one right for each share of Common Stock of the Company to holders of record at the close of business on June 22, 1998. The rights will become exercisable only in the event, with certain exceptions, that a person or group of affiliated or associated persons accumulates 15 percent


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or more of the Company's voting stock, or if a person or group announces an offer to acquire 15 percent or more. The rights will expire on June 10, 2008. Each right will entitle the holder to buy one one-hundredth of a share of a new series of preferred stock at a price of $150.00. In addition, upon the occurrence of certain events, holders of the rights would be entitled to purchase either Company stock or shares in an "acquiring entity" at half of market value. Further, at any time after a person or group acquires 15% or more (but less than 50%) of the Company's outstanding voting stock, the Board of Directors may, at its option, exchange part or all of the Rights (other than Rights held by the acquiring person or group, which would become void) for shares of the Company's common stock on a one-for-one basis.

                  The Company generally will be entitled to redeem the rights at $.01 per right at any time until the tenth day following the acquisition of a 15 percent position in its voting stock.

                  Details of the new Rights Plan will be outlined in a letter to be mailed to stockholders.

                  NAC Re Corp. is the parent company of NAC Reinsur- ance Corporation, which is an "A+" rated reinsurer, licensed to write business in all fifty states, the District of Co- lumbia and all provinces of Canada.




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